SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2010

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	Press release, dated August 13, 2010

Telefónica de Argentina to delist 8.850% Senior Notes due August 1, 2011

(CUSIP No. 879378AK3) from the New York Stock Exchange

Telefónica de Argentina S.A. (“TASA”) today notified the New York Stock Exchange (the “NYSE”) of its intention to delist its 8.850% Senior Notes due August 1, 2011 (CUSIP No. 879378AK3) (the “2011 Notes”) from the NYSE and terminate the registration of the 2011 Notes with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

Telefónica, S.A., following its acquisition of all minority interests pursuant to Decree No. 677/01 in January 2010, currently owns, indirectly, 100% of TASA’s shares, which have been withdrawn from listing on the Buenos Aires Stock Exchange and the NYSE and deregistered under the 1934 Act.  On November 8, 2010, the 2011 Notes will be TASA’s sole series of securities outstanding in the U.S. market.  Further, TASA’s management has concluded that there are a relatively small number of global holders of the 2011 Notes, of which only a small minority are resident in the United States, and that the trading volume of the 2011 Notes on the NYSE is low.

Based on the foregoing, TASA’s Board of Directors, at its August 5, 2010 meeting, determined that the small number of holders and low level of U.S. resident holdings do not justify the expenses associated with being a listed and registered company in the United States, and agreed to delist the 2011 Notes from the NYSE and deregister them under the 1934 Act, following the completion of all required legal steps.  TASA intends to effect the delisting by filing a Form 25 with the SEC on or about August 23, 2010, and expects that the last day of trading of the 2011 Notes on the NYSE will be September 1, 2010.  TASA intends to terminate its reporting obligations with the SEC soon thereafter.

TASA has not arranged for the listing of 2011 Notes on any other national exchange in the United States or in any other country or for the quotation of the 2011 Notes in any quotation medium.  Given the small number of holders, the low NYSE liquidity and the relatively short time to maturity of the 2011 Notes, TASA expects that trading on an over-the-counter basis will satisfy bondholder needs.

TASA will continue making information available to bondholders through its corporate website (http://www.telefonica.com.ar/), including English-language annual reports containing financial statements reconciled to U.S. Generally Accepted Accounting Principles.  Such annual reports will also be provided to the trustee pursuant to the Indenture governing the 2011 Notes.  TASA believes that this is sufficient to satisfy bondholder expectations.

August 13, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	August 13, 2010	By:	/s/ Mariano Javier Rodríguez
			Name:	Mariano Javier Rodríguez
			Title:	Assistant General Counsel